1-12510

02044379

RECD S.E.C.
JUN 28 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number [ ]

PROCESSED
JUL 12 2002
THOMSON FINANCIAL

AHOLD USA, INC. 401(K) SAVINGS PLAN
Ahold U.S.A., Inc.
14101 Newbrook Drive
Chantilly, VA 20151

(Full title and address of plan)

KONINKLIJKE AHOLD N.V. (publ)
Albert Heijnweg 1
1507 EH Zaandam
The Netherlands
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Exhibits

Exhibit Number	Description of Documents
1	Independent Auditors' Consent

AHOLD USA, INC.
401(k) SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 2001 and 2000, Supplemental Schedule as of December 31, 2001, and Independent Auditors' Report

AHOLD USA, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Plan Administrator and Participants of
Ahold USA, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Ahold USA, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

Deloitte & Touche LLP

June 21, 2002

Deloitte
Touche
Tohmatsu

AHOLD USA, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
INVESTMENTS - At fair value:		
Interest in Master Trust	$532,585,199	$539,062,693
Loans to participants	16,019,727	16,837,202
Total investments	548,604,926	555,899,895
CONTRIBUTIONS RECEIVABLE:		
Participants	-	492,475
Employer	12,256,581	11,185,761
Total assets	560,861,507	567,578,131
LIABILITIES		
Accrued expenses	46,118	12,626
Excess deferrals	35,644	-
Total liabilities	81,762	12,626
NET ASSETS AVAILABLE FOR BENEFITS	$560,779,745	$567,565,505

See notes to financial statements.

AHOLD USA, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Participant contributions	$ 39,787,618	$ 36,546,726
Employer contributions	12,266,828	11,300,237
Participant rollovers	4,475,977	3,702,210
Net investment loss from interest in Master Trust	(39,139,435)	(32,419,219)
Assets transferred from other plans - net	4,554,209	3,111,116
Total	21,945,197	22,241,070
DEDUCTIONS:		
Benefit payments	28,565,170	34,450,884
Administrative expenses	165,787	151,630
Total	28,730,957	34,602,514
NET DECREASE	(6,785,760)	(12,361,444)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	567,565,505	579,926,949
End of year	$560,779,745	$567,565,505

See notes to financial statements.

AHOLD USA, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

The following brief description of the Ahold USA, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General - The Plan is a defined contribution Plan that was adopted by Ahold USA, Inc. (the "Company"), effective July 1, 1997, to provide tax-deferred savings to the Company and its subsidiaries' eligible salaried employees. In August 2, 2001, the Company acquired certain stores of Grand Union from C&S Wholesale Grocers. The employees of Grand Union were offered the opportunity to transfer their accounts from their plan with Grand Union to the Ahold USA, Inc. 401(k) Savings Plan Master Trust. Total assets transferred into the Plan was $2,542,337. Effective October 1, 2001, the assets for active salaried associates of the Peapod Inc. 401(k) Savings Plan were transferred into the Plan. The amount of the assets transferred was $1,502,171. Additionally, assets may be transferred into or between related plans of the Company in connection with a change in an eligible employee's employment status (i.e., salaried, hourly, or union). Such transfers from other plans totaled $509,702 for 2001 and $3,111,116 for 2000.

In general, an employee is eligible to participate in the Plan after completing one year of service, as defined, and attainment of age 21. The Plan is a defined contribution Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Master Trust - Effective July 1, 1997, the Ahold USA, Inc. 401(k) Savings Plan Master Trust (the Trust) was established to serve as the medium to commingle the assets of the Plan with other Company-sponsored employee benefit plans for investment and administrative purposes. Fidelity Management Trust Company (the Trustee) was appointed by the Company to hold, administer, and invest the assets of the Trust. Each of the plans participating in the Master Trust has a proportionate and undivided ownership interest in the Master Trust assets. On August 2, 2001, the Company acquired certain stores of Grand Union from C&S Wholesale Grocers. The employees of Grand Union were offered the opportunity to transfer their accounts from their plan with Grand Union to the Ahold USA, Inc. 401(k) Savings Plan Master Trust. Total assets transferred into the Trust were $4,565,967. Effective October 1, 2001, all the assets of the Peapod Inc. 401(k) Savings Plan were merged into the Trust. The amount of the assets merged was $1,590,843.

Administration - All administrative expenses associated with the Plan are paid by the Plan except for the costs of Company employees responsible for Plan administration, which are paid by the Company.

Contributions - A participant may elect to make pretax contributions to the Plan in an amount ranging from 1% to 18% of the participant's compensation (consisting of total earnings including overtime, bonuses, and other special allowances, as defined) up to a maximum amount established annually by the Internal Revenue Service (the IRS). The Company matches 40% of a participant's contribution (to a maximum of 6% of the participant's compensation). Individual companies may make additional matching contributions on behalf of their eligible participants.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings (losses), and (c) an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Prior to July 1, 1997, Stop & Shop Companies' contributions were made for employees who were employed for the entire Stop & Shop plan year and became fully vested at the time of contribution. Effective July 1, 1997, a participant vests in the Company contribution at a rate of 20% for each year a participant works at least 1,000 hours. Forfeited balances of terminated participants are used to reduce future contributions by the Company.

Loans to Participants - A participant is eligible to borrow from the Plan after participating in the Plan for at least one year. The minimum loan amount is $1,000 and may not exceed $50,000 or 50% of the participant's vested account balance. Each loan is secured by the participant's account and bears interest at prime plus 1% (4.75% at December 31, 2001), adjusted monthly. Loans are repaid through payroll withholdings over terms of 6 months to 15 years.

Payment of Benefits - A participant's account may be withdrawn upon attainment of age 59½, in the event of significant financial hardship as defined by the Plan Agreement, retirement, death, or termination of employment. At such time, the participant is entitled to receive the entire value of his or her account either as a lump-sum amount or annual installments over a ten-year period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are prepared under the accrual basis of accounting that is in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - Interest in the Master Trust is stated at fair market value as determined by the Trustee, based on quoted market prices of the underlying assets. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Expenses - Administrative expenses associated with the Plan are paid by the Plan, except for the costs of Company employees responsible for Plan administration, which are paid by the Company.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3. MASTER TRUST

The Plan's interest in the assets of the Master Trust is included in the accompanying statements of net assets available for benefits. A summary of the assets of the Master Trust as of December 31, 2001 and 2000, is as follows:

	2001	2000
Ahold Company Stock Fund	$ 13,387,434	$ 10,940,593
Fidelity Diversified International Stock Fund	9,870,166	10,392,795
Fidelity Equity Income Fund	29,572,800	27,835,310
Fidelity Freedom Income Fund	971,396	391,864
Fidelity Freedom 2000 Fund	1,591,069	1,470,840
Fidelity Freedom 2010 Fund	4,093,815	3,077,667
Fidelity Freedom 2020 Fund	3,896,764	2,999,775
Fidelity Freedom 2030 Fund	3,618,733	2,858,537
Fidelity Freedom 2040 Fund	252,723	-
Fidelity Growth & Income Fund	122,010,386	136,295,095
Fidelity Low-Priced Stock Fund	36,626,935	20,138,419
Fidelity Magellan Fund	66,906,624	70,701,909
Fidelity Managed Bond Fund	41,071,197	29,271,213
Fidelity Managed Income Portfolio II Class 3 Fund	192,106,258	174,500,426
Fidelity Puritan Fund	63,760,978	62,247,449
Janus Twenty Fund	46,156,780	66,489,774
Janus Worldwide Fund	59,511,635	81,680,597
Lord Abbett Development Growth	11,619,916	11,179,337
MAS Value Fund	-	2,700,436
Msift Value Adviser	6,811,164	-
Spartan U.S. Equity Index Fund	39,120,033	42,075,252
	$752,956,806	$757,247,288

Allocations of assets of the Master Trust to participating plans as of December 31, 2001 and 2000, is as follows:

2001	Amount	Percent
Ahold USA, Inc. 401(k) Savings Plan	$ 532,585,199	71 %
Ahold USA, Inc. 401(k) Savings Plan for Hourly Associates	165,668,694	22 %
Ahold USA, Inc. 401(k) Savings Plan for Union Associates	54,702,913	7 %
	$ 752,956,806	100 %

2000		
Ahold USA, Inc. 401(k) Savings Plan	$ 539,062,693	71 %
Ahold USA, Inc. 401(k) Savings Plan for Hourly Associates	170,962,022	23 %
Ahold USA, Inc. 401(k) Savings Plan for Union Associates	47,222,573	6 %
	$ 757,247,288	100 %

Net investment (loss) income of the Master Trust for the years ended December 31, 2001 and 2000, is as follows:

	Total Interest and Dividends	Net Appreciation (Depreciation) in Fair Value of Investments	Net Investment Income
		2001	
Ahold Company Stock Fund	$ -	$ (769,524)	$ (769,524)
Mutual Funds	24,519,716	(71,268,903)	(46,749,187)
Total	$24,519,716	$ (72,038,427)	$ (47,518,711)
		2000	
Ahold Company Stock Fund	$ -	$ 1,894,127	$ 1,894,127
Mutual Funds	50,752,018	(90,309,008)	(39,556,990)
Total	$50,752,018	$ (88,414,881)	$ (37,662,863)

Investment earnings of the Master Trust are allocated according to each participant's account balance in relation to the total Master Trust fund balance.

Allocations of net investment loss of the Master Trust to the participating plans for the years ended December 31, 2001 and 2000, are as follows:

	2001	2000
Ahold USA, Inc. 401(k) Savings Plan	$ (39,139,435)	$ (32,419,219)
Ahold USA, Inc. 401(k) Savings Plan for Hourly Associates	(5,718,769)	(3,691,385)
Ahold USA, Inc. 401(k) Savings Plan for Union Associates	(2,660,507)	(1,552,259)
Total	$ (47,518,711)	$ (37,662,863)

4. PLAN TERMINATION

The Company has the right under the Plan, although it has not expressed any intent to do so, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, all participants' accounts will become fully vested.

5. RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company, Inc. Fidelity Investments is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $165,787 for 2001 and $151,630 for 2000.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated May 22, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan; thus the related Trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

AHOLD USA, INC. 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001

Party-in-Interest to the Plan	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Interest in Master Trust		$ 532,585,199
*	Loans to participants	Various loans, bearing interest at prime plus 1%, maturities up to 15 years	16,019,727
	TOTAL		$ 548,604,926

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

AHOLD USA, INC. 401(k) SAVINGS PLAN

By: AHOLD U.S.A., INC.
As Plan Administrator

By: Jim McDonald

Name: Jim McDonald
Title: VP, HRA

Date: June 26, 2002

NEWYORK 912194 (2K)

EXHIBIT INDEX

Exhibit No.	
1	Independent Auditors' Consent

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-9774 of Koninklijke Ahold N.V. on Form S-8 of our report dated June 21, 2002, appearing in this Annual Report on Form 11-K of Ahold U.S.A., Inc. 401(k) Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
McLean, Virginia
June 28, 2002